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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*


                         Texas Regional Bancshares, Inc.
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                                (Name of Issuer)

                             Class A Voting Common
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                         (Title of Class of Securities)

                                   882673 10 6
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                                  (CUSIP Number)

     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 4 Pages


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CUSIP No.   882673 10 6                                       Page 2 of 4 Pages
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 1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
    Persons

    Carvan Trusts  ID No. 75-6173586, Vanco Trusts  ID No. 75-6250786,
    ---------------------------------------------------------------------------
    KVTC Trusts  ID No. 74-6321255,
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    Vannie Cook Trusts  ID No. 74-6136985 and Cook Memorial Trusts.
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    ID No. 74-6146986
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 2) Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)  / /
    (b)  /X/

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 3) SEC Use Only
                 --------------------------------------------------------------

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 4) Citizenship or Place of Organization     Texas
                                         --------------------------------------

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Number of Shares          (5) Sole Voting Power           593,600 shares
 Beneficially             -----------------------------------------------------
 Owned by                 (6) Shared Voting Power               0 shares
 Each Reporting           -----------------------------------------------------
 Person With              (7) Sole Dispositive Power      593,600 shares
                          -----------------------------------------------------
                          (8) Shared Dispositive Power          0 shares
                          -----------------------------------------------------

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 9) Aggregate Amount Beneficially Owned by Each Reporting Person
    593,600 shares
    ---------------------------------------------------------------------------

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10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
    Instructions)
    /X/
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11) Percent of Class Represented by Amount in Row 9           9.58 percent
                                                    ---------------------------

12) Type of Reporting Person (See Instructions)         00 - Trusts
                                                -------------------------------

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Schedule 13G                                                        Page 3 of 4
December 31, 1995



Item 1(a)   Name of Issuer:

            Texas Regional Bancshares, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

            P.O. Box 5910, 3700 North Tenth, Suite 301
            McAllen, Texas 78502-5910

Item 2(a)   Name of Person Filing:

            Carvan Trusts, Vanco Trusts, KVTC Trusts, Vannie Cook Trusts and Cook Memorial Trusts

Item 2(b)   Address of Principal Business Office or, if none Residence:

            P.O. Box 1060
            McAllen, Texas 78502-1060

Item 2(c)   Citizenship:

            Organized under the laws of the State of Texas

Item 2(d)   Title of Class of Securities:

            Class A Voting Common Stock

Item 2(e)   CUSIP Number:

            882673 10 6

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            Not applicable

Item 4      Ownership:

            (a) Amount Beneficially Owned: 593,600 shares of Class A Voting Common.
            (b)  Percent of Class:  9.58 percent

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Schedule 13G                                                        Page 4 of 4
December 31, 1995



            (c)  Number of shares as to which such person has:
                 (i)    sole power to vote or to direct the vote:
                        593,600 shares
                 (ii)   shared power to vote or to direct the vote:
                        0 shares
                 (iii)  sole power to dispose or to direct the disposition of:
                        593,600 shares
                 (iv)   shared power to dispose or to direct the disposition of:
                        0 shares

Item 5      Ownership of Five Percent or Less of a Class:  Not applicable

Item 6      Ownership of More than Five Percent on Behalf of Another Person:

            The beneficiaries of each of the Trusts are also the beneficiaries of each of the other Trusts reporting pursuant to this form and James W. Collins is Trustee of all five. Among the beneficiaries of these trusts are the children of James W. and Kathy Collins. The shareownership of Mr. Collins and his other affiliates, including Kathy Collins, is not included in these figures.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
            Company:

            Not applicable

Item 8      Identification and Classification of members of the Group:
            Not applicable

Item 9      Notice of Dissolution of Group:  Not applicable

Item 10     Certification:  Not applicable

Signature   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             2-13-96
            -------------------------------------------
            Date

             /s/ J. W. Collins, Trustee
            -------------------------------------------
            Signature


            J.W. Collins, Trustee
            -------------------------------------------
            Name/Title